EARLY WARNING REPORT FILED PURSUANT TO
NATIONAL INSTRUMENT 62-103

1.	Name and Address of Offeror:

Frank Lang (the “Offeror”)

1601-675 West Hastings, Vancouver, BC

V6B 1N2

2.	Designation and number or principal amount of securities and the Offeror's securityholding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the reporting obligation, and whether it was ownership or control that was acquired in those circumstances:

On December 2, 2013, the Offeror, a significant shareholder and former Chairman of Agave Silver Corp. (the “Company”), acquired beneficial ownership of 3,000,000 units of the Company (“Units”) at a price of $0.10 per Unit pursuant to a non-brokered private placement (the “Private Placement”). Each Unit consisted of one common share (a “Share”) of the Company and one common share purchase warrant (“Warrant”), each Warrant entitling the Offeror to purchase one post-consolidation common share of the Company at an exercise price of $0.25 for a period of one year following the acquisition of the Units.

The 3,000,000 Shares acquired by the Offeror represents approximately 12% of the issued and outstanding common shares of the Company on an undiluted basis.

3.	Designation and number or principal amount of securities and the Offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the reporting obligation:

After giving effect to the acquisition of the Units, the Offeror owns or controls 9,658,262 Shares of the Company, representing 37% of the issued and outstanding Shares of the Company . The Offeror also holds Warrants issued pursuant to the Private Placement entitling the Offeror to acquire an additional 3,000,000 Shares, which collectively represents approximately 41% of the issued and outstanding Shares of the Company, calculated on a partially-diluted basis assuming the exercise of all Warrants issued pursuant to the Private Placement held by the Offeror. The Offeror also holds an aggregate of 7,000,000 warrants to purchase Shares of the Company, which, if duly exercised, collectively represents approximately41% of the issued and outstanding Shares of the Company, calculated on a partially-diluted basis assuming the exercise of all warrants to purchase Shares of the Company held by the Offeror.

Of the Company’s securities owned or controlled by the Offeror, approximately 7,537,120 Shares are held in the name of Dauntless Developments Ltd. (“Dauntless”) and approximately 338,340 Shares are held in the name of Lang Mining Corporation. The Offeror is the sole shareholder and director of each of these companies with the exception of Lang Mining Corporation where the Offeror owns 70% of the shares, 15% are held by Ronald Lang and 15% are held by Jennifer Lang.

4.	Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:
(a)	the Offeror, either alone or together with any joint actors, has ownership and control;

The Offeror has ownership and control over all of the securities referred to in paragraph (3) with the exception of Lang Mining Corporation where 15% of the shares are held by Ronald Lang and 15% of the shares are held by Jennifer Lang. The shares held by Ronald Lang and Jennifer Lang are non-voting shares giving the Offeror control over all shares of Lang Mining Corporation.

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(b)	the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor; and

Not applicable

(c)	the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable

5.	The name of the market in which the transaction or occurrence that gave rise to the reporting obligation took place.

The Units described in paragraph (2) above were acquired in a non-brokered private placement.

6.	The value, in Canadian dollars, of any consideration offered per security if the Offeror acquired ownership of a security in the transaction or occurrence giving rise to the reporting obligation.

The total purchase price paid in connection with the purchase of the 3,000,000 Units was $300,000, or $0.10 per Unit.

7.	Purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the reporting obligation, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The Offeror acquired the Units for investment purposes. Depending on economic and financial conditions, the Offeror may acquire further common shares of the Company (through market or private transactions) from time to time for investment purposes.

8.	General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the reporting obligation, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.

The Units described in paragraph (2) above were acquired pursuant to a subscription agreement containing representations, warranties and covenants of the respective parties that are standard and customary in agreements of this nature.

9.	Names of any joint actors in connection with the disclosure required herein:

Dauntless is the joint actor, as the Units described in paragraph (2) above were purchased directly by Dauntless. Frank Lang is the sole shareholder of Dauntless.

10.	In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the Offeror:

The total purchase price paid in connection with the purchase of the 3,000,000 Units was $300,000, or $0.10 per Unit.

11.	If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities.

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Not applicable

12.	If applicable, a description of the exemption from securities legislation being relied on by the Offeror and the facts supporting that reliance.

The Company understands that the Offer relied on the exemption under section 2.3 of National Instrument 45-106 (accredited investor) in issuing the aforementioned Units, based on a representation made by the Offeror as to its accredited investor status.

DATED this 3rd day of December, 2013.

“Frank Lang”
Frank Lang